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                                                                [Exhibit (a)(9)]


                 [LETTERHEAD OF BIRD CORPORATION APPEARS HERE]

                                  NEWS RELEASE

Bird Corporation                                     CertainTeed Corporation
1077 Pleasant Street                                 750 East Swedesford Road
Norwood, MA 02062-6714                               Valley Forge, PA 19482
Contact: R. C. Maloof                                Contact: Dorothy C.
         F. S. Anthony                                        Wackerman
Phone:  (203) 651-0656                               Phone:  (610) 341-7428

FOR IMMEDIATE RELEASE:

               FTC Grants Early Termination of Hart-Scott-Rodino
                    Waiting Period with Respect to Proposed
          Acquisition of Bird Corporation by CertainTeed Corporation


January 30, 1998--Norwood, MA--Bird Corporation (NASDAQ:BIRD)--Bird Corporation and CertainTeed Corporation, a subsidiary of Compagnie de Saint-Gobain (Paris, France), today jointly announced that the Federal Trade Commission granted early termination of the Hart-Scott-Rodino waiting period, effective January 29, 1998, with respect to the previously announced acquisition of Bird by CertainTeed. The waiting period refers to the time during which the government could request additional information or documents with respect to the proposed acquisition.

As was previously announced, on January 12, 1998, CertainTeed and Bird entered into a definitive agreement providing for CertainTeed to acquire all of Bird's outstanding common, preferred and preference shares in a two-step merger transaction. The first step consists of an all cash tender offer to purchase all outstanding shares of Bird's common stock for $5.50 per share and Bird's $1.85 cumulative convertible preference stock for $20 per share (which amount shall not be adjusted for any accrued and unpaid dividends thereon as of the expiration of the offer), and the second step consists of a merger of a subsidiary of CertainTeed into Bird.

The tender offer is scheduled to expire at midnight (EDT) on Friday, February 13, 1998, unless the offer is extended. The offer is made only pursuant to the offer to purchase and related letter of transmittal.

Bird Corporation, founded in 1795, is primarily a manufacturer of asphalt shingles and roll-roofing goods with annual sales of more than $50 million.
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CertainTeed Corporation, headquartered in Valley Forge, Pennsylvania, is a leading producer of fiber glass products (insulation and reinforcements) and building materials (roofing, ventilation products, vinyl siding and windows, vinyl fence and railing, and piping products).